UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Southern Peru Copper Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

843611104

(CUSIP Number)

Robert W. Webb, Esq. 225 W. Washington St. Chicago, IL 60606 (312) 372-9500 Glen Miller 200 West Madison Street Chicago, Il 60606 (312) 577-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)
(Page 1 of 10 Pages)

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cerro Trading Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,498,088

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
9,498,088

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,378,088 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 17.3% of Class A Common Stock and approximately 12.3% of Common Stock (as hereinafter defined)
outstanding. See Item 5 below.

14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
SPC Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
1,880,000

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
1,880,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,378,088 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 17.3% of Class A Common Stock and approximately 12.3% of Common Stock (as hereinafter defined)
outstanding. See Item 5 below.

14	TYPE OF REPORTING PERSON
CO

               The disclosure contained in this Amendment No. 7 to Cerro’s Schedule 13D filed on January 2, 1996 is identical to that contained in Amendment No. 6 to Cerro’s Schedule 13D and is being filed for the sole purpose of making the technical correction of completing the date upon which Amendment No. 6 and the joint filing agreement attached as Exhibit 2 were executed and completing the telephone number of Glen Miller, one of the persons authorized to receive notices and communications under Amendment No. 6.

               Except as specifically amended by Amendment No. 6, all other provisions of Cerro’s Schedule 13D filed on January 2, 1996, as amended by Amendment Nos. 1-5, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 2.      Identity and Background.

                 Item 1 is amended and restated in its entirety as follows:

                 This statement is filed on behalf of Cerro Trading Company, Inc., a Delaware corporation (“Cerro”), the principal offices of which are located at 225 West Washington Street Chicago, Illinois 60606, and SPC Investors, LLC, a Delaware limited liability company (“SPC Investors”), the principal offices of which are located at 200 West Madison Street, Chicago, Illinois 60606. Certain information regarding the directors and executive officers of Cerro and the controlling persons thereof is included in Appendix A attached hereto and incorporated herein by this reference. Certain information regarding the trustees, acting in their capacity as trustees of the trusts, who are the members of SPC Investors is included in Appendix B attached hereto and incorporated herein by reference.

                 During the last five years, neither Cerro nor SPC Investors nor, to the best of their knowledge, any person controlling them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.       Purpose of Transaction.

                  Item 4 is amended and supplemented by adding the following:

                  On April 4, 2005, Cerro and SPC Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 31, 2005, with Southern Peru Copper Corporation (the “Issuer”), Americas Mining Corporation (“AMC”), Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation (“Phelps Dodge Overseas”) and Climax Molybdenum B.V. (“Climax”), which superseded the Letter Agreement.

                  The Registration Rights Agreement contemplates that the Issuer will file as promptly as practicable, and in any event will use its reasonable best efforts to file by April 29, 2005 (i.e. within 20 business days from the Issuer’s April 1, 2005 acquisition of Minera Mexico, S.A. de C.V.), a shelf registration statement on Form S-3 (the “Registration Statement”) covering the resale of all the Issuer’s Common Shares held by Cerro, SPC Investors, Phelps Dodge Overseas, Climax and their respective permitted transferees (collectively, the “Selling Stockholders”) with the Securities and Exchange Commission. In general, from April 1, 2005 until six months following the effectiveness date of the Registration Statement (such six month period, the “Initial Six-Month Period”), or in the event that the Initial Six-Month Period does not commence on or prior to December 1, 2005, until December 1, 2005, the Selling Stockholders will only be permitted to sell their Common Shares through underwritten offerings sponsored by the Issuer, and the Issuer will not be permitted to conduct primary offerings of its common stock.

The price, underwriting discount and other financial terms related to the resale of the Common Shares in connection with any underwritten offering conducted during the Initial Six-Month Period will be subject to the reasonable approval of each Selling Stockholder electing to participate in such underwritten offering. Subject to monthly volume-based selling restrictions, the Selling Stockholders may effect further sales of their Common Shares in the Issuer during the six-month period following the end of the Initial Six-Month Period, but the Issuer will not be obligated to sponsor any underwritten offerings in connection with such further sales.

                  Pursuant to the Registration Rights Agreement, AMC, Cerro, SPC Investors, Phelps Dodge Overseas and Climax also agreed to convert on the effective date of the Registration Statement all of their Class A Common Stock, in accordance with the Issuer’s Restated Certificate of Incorporation, into an equal number of fully paid and non-assessable Common Shares, at which point the Agreement Among Stockholders will terminate.

                  The preceding description of the Registration Rights Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference, is qualified by reference to the full text of the Registration Rights Agreement.

                  Except as set forth above, neither Cerro nor SPC Investors has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

                  Item 5 is amended and restated in its entirety as follows:

                  (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Cerro currently beneficially owns 9,498,088 shares of Class A Common Stock, representing approximately 14.4% of the outstanding Class A Common Stock of the Issuer and approximately 10.6% of the outstanding Common Shares of the Issuer (assuming the conversion of all shares of Class A Common Stock held by Cerro into Common Shares on a one-to-one basis). Class A Common Stock is convertible on a one-for-one basis to Common Shares at the option of the holder or automatically upon the sale or transfer of the Class A Common Stock to a non-affiliate of a Founding Stockholder. The Common Stock and the Class A Common Stock may be deemed to constitute a single class of equity securities for purposes of Regulation 13D under the Exchange Act. As a result of the Registration Rights Agreement, Cerro may be deemed to be the beneficial owner of 11,378,088 shares of Class A Common Stock, representing approximately 17.3% of the outstanding Class A Common Stock of the Issuer and approximately 12.3% of the outstanding Common Shares of the Issuer (assuming the conversion of all shares of Class A Common Stock held by Cerro and SPC Investors into Common Shares on a one-to-one basis) and Cerro and SPC Investors may be deemed to be a group for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

                  (b) Cerro has sole power to vote and to dispose of 9,498,088 shares of Class A Common Stock and may be deemed to have shared power to vote and to dispose of 11,378,088 shares of Class A Common Stock. Except with respect to the election of directors or as required by law, the Common Shares and Class A Common Stock vote together as a single class. Each Common Share has one vote per share and each share of Class A Common Stock has five votes per share on all matters submitted to a vote of stockholders, voting as one class. Except as set forth herein, neither Cerro, nor SPC Investors nor, to the best of its knowledge, any other individuals named in Appendix A or Appendix B to this Schedule 13D, beneficially owns any Common Shares.

(c)	None, except for Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:
Registration Rights Agreement. See Item 4 above.

                  Except for the Purchase Agreement, the Agreement Among Stockholders and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material To Be Filed as Exhibits.

1.	Registration Rights Agreement, dated as of March 31, 2005, among Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V., Southern Peru Copper Corporation and Americas Mining Corporation.

2.	Joint Filing Agreement, dated as of April 15, 2005, between Cerro Trading Company, Inc. and SPC Investors, L.L.C.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2005	CERRO TRADING COMPANY, INC.

	By:	/s/ Robert W. Webb

	Name:	Robert W. Webb
	Title:	Secretary and General Counsel

SPC INVESTORS, LLC

	By:	/s/ Thomas J. Pritzker

	Name:	Thomas J. Pritzker, solely in his
capacity as trustee and not in his individual capacity
	Title:	Trustee

By:	/s/ Karl J. Breyer

Name:	Karl J. Breyer, solely in his
capacity as trustee and not in his individual capacity
Title:	Trustee

By:	/s/ Marshall E. Eisenberg

Name:	Marshall E. Eisenberg, solely in his
capacity as trustee and not in his individual capacity
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1	Registration Rights Agreement, dated as of March 31, 2005, among
Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge
Corporation, Phelps Dodge Overseas Capital Corporation, Climax
Molybdenum B.V., Southern Peru Copper Corporation and Americas
Mining Corporation.
2	Joint Filing Agreement, dated as of April 15, 2005, between Cerro
Trading Company, Inc. and SPC Investors, L.L.C.

Appendix B

     Set forth below is certain information regarding the trustees, acting in their capacity as trustees of the trusts, who are the members of SPC Investors.

             The name, business address and present principal occupation or employment of each trustee of the trusts that are the members of SPC Investors and the name and principal business of any corporation or other organization in which such employment is conducted is set forth below. Each trustee listed below is a United States citizen.

NAME AND BUSINESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
ADDRESS

Thomas J. Pritzker	Chairman of the Board and Chief Executive Officer of Global
200 W. Madison St.	Hyatt Corporation (hotel ownership and management).
Chicago, IL 60606

Marshall E. Eisenberg	Partner in the law firm of Neal, Gerber & Eisenberg.
2 North LaSalle St.
Chicago, IL 60602

Karl J. Breyer	Partner in the investment firm of Cumberland Partners, Ltd.
4535 IDS Center	(investor)
80 South 8th St.
Minneapolis, MN 55402